                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            For the Month of May 2002

                            PARADIGM GEOPHYSICAL LTD.
                            -------------------------
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

On May 9, 2002, the Texas Supreme Court finally denied appeals by Paradigm Geophysical Ltd. ("Paradigm") from a Texas appellate court decision reversing and remanding for further proceedings a trial court decision in September, 1998, which had granted summary judgment declaring that Paradigm has no obligation to sell SeisX or any related product to Geophysical Micro Computer Applications (International) Ltd. ("GMA"), under the terms of a Letter of Intent with GMA. The case will be returned to the Dallas County District Court for further proceedings.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       PARADIGM GEOPHYSICAL LTD.
                                                       (Registrant)



                                                        By: /s/ Jonathan Keller
                                                                Jonathan Keller
                                                                Secretary

Dated: 9 May 2002